Contact

www.linkedin.com/in/liam-bowers-5465a3123 (LinkedIn)

Top Skills

National Security
Management
Government

Languages

English (Native or Bilingual)
Spanish (Elementary)

Liam Bowers

Defense Tech Founder, Investor, Board Member
Charlottesville, Virginia, United States

Summary

I am an experienced National Security executive having served in both military and private sector roles. I am currently focused on building a Defense Technology company focused on the C-UAS space.

Experience

Stealth Startup
Co-Founder + CEO
December 2024 - Present (5 months)
Charlottesville, VA

A Defense Tech company focused on advanced C-UAS applications. More to follow.

Contractor+
Investor and Board Member
February 2024 - Present (1 year 3 months)
Orlando, Florida, United States

Teel Mountain Capital
Owner
March 2023 - Present (2 years 2 months)
Charlottesville, Virginia, United States

Teel Mountain Capital is a family-owned investment firm focused on minority equity positions in seed and growth-stage privately-held companies. We primarily focus on the SaaS and Defense Technology markets where we can provide both capital and expertise to ensure the success and future growth of our portfolio companies.

STANARDSVILLE AREA REVITALIZATION (STAR)
Board Member and Volunteer
November 2023 - December 2024 (1 year 2 months)
Stanardsville, Virginia, United States

STAR is dedicated to improving the town of Stanardsville, VA through economic development, planning, and community engagement.

West Virginia Army National Guard
Military Intelligence Officer
May 2004 - August 2024 (20 years 4 months)

Retired.

CACI International Inc
1 year 7 months

Strategic Advisor
February 2022 - February 2023 (1 year 1 month)
Reston, Virginia, United States

Vice President
August 2021 - April 2022 (9 months)

Bluestone Analytics
CEO + Co-Founder
August 2014 - February 2022 (7 years 7 months)
Charlottesville, Virginia Area

Bluestone Analytics was acquired by CACI International Inc in August 2021. I continued to serve as CEO for Bluestone Analytics through February 2022.

Booz Allen Hamilton
Associate
January 2013 - September 2016 (3 years 9 months)

Ideal Innovations, Inc.
Technical Consultant
September 2009 - August 2011 (2 years)

Education

West Virginia University
Master's Degree, Political Science - Diplomacy and National Security · (2009 - 2011)

West Virginia University
Bachelor's Degree, International Relations and Affairs · (2003 - 2007)